UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 2003


                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

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The following are included in this Report on Form 6-K:

1. Press Release dated June 11, 2003.




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Hemosol Completes Initial Internal Analysis of Cardiac Trial Data

Independent panel to investigate source of statistically significant adverse events


TORONTO, ON, June 11, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that it has completed an internal review of data generated from its cardiac trial (HLK 213/304) for the use of HEMOLINK(TM) [hemoglobin raffimer] in patients undergoing cardiac bypass grafting (CABG) surgery. The review confirms the observation made by the Company's Data and Safety Monitoring Board (DSMB) of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group. Hemosol elected to terminate the study early in order to conduct a full safety analysis. As expected, limiting enrolment has decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

"We have performed an initial analysis of the data as per our commitment made in April of this year," said Lee Hartwell, Interim CEO of Hemosol. "At this time it is unclear to us what role HEMOLINK played in causing the imbalance. We are able to confirm the DSMB's observation that there was a statistically significant difference in the data, reflective of myocardial infarctions, between the HEMOLINK group and the control group.
Additional analyses are necessary before any conclusions can be made."

Hemosol has initiated a comprehensive process aimed at completely understanding the data in the context of the observations made by the DSMB. Among the elements of this process is the engagement of an independent panel to review the safety data in order to assist the Company in identifying the cause of the imbalance. The independent safety review committee (ISRC), which has already commenced its task, is comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics. At the same time, Hemosol's Scientific Advisory Board (SAB) is undertaking its own evaluation; the SAB will also consult with other leading experts during its review. Based on the findings of the ISRC and the SAB and further internal review of the data, the Company will determine all available courses of action to maximize shareholder value. Management and the Board of Directors are committed to rendering a decision as soon as possible based on the findings of the completed analyses.

As a result of cost reduction measures implemented in April of this year, the Company's cash burn rate has been reduced to approximately $1 million per month commencing in July. The Company has sufficient resources to fund operations through the end of 2003.

In addition to HEMOLINK and the team of approximately 50 core personnel that remains in place, Hemosol retains a number of key assets from which it can extract value including, a diverse research pipeline and a state-of-the-art production facility.

Annual and Special Meeting

Hemosol will hold its Annual and Special Meeting of Shareholders on June 16, 2003 at 10:00 a.m. EST at the Toronto Stock Exchange Auditorium, 2 First Canadian Place, 130 King Street West, Toronto, Ontario. The Annual Meeting will be audio-cast live over the Internet and archived for 90 days at www.hemosol.com and www.financialdisclosure.ca.

About Hemosol Inc.

Hemosol is a biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange (TSX) under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:
Jason Hogan
Investor Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com

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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                HEMOSOL INC.

Date: June 13, 2003             By: /s/  Lee D. Hartwell
                                    -------------------------------------------
                                    Name:  Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development